Cap/taLand

CapitaLand Limited
168 Robinson Road #30-01 Capital Tower
Singapore 068912
Tel: 65 6823 3200 Fax: 65 6820 2202
Website: www.capitaland.com
(Regn. No.: 198900036N)

RECEIVED
2008 DEC -5 A 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

82-4507

2 December 2008

[redacted]

08006154

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Room 3099
Office of International Corporate Finance
Mail Stop 3-2
Washington, D.C. 20549

Attn: Mr Elliot Staffin

SUPPL

Dear Sirs

CAPITALAND LIMITED
AMERICAN DEPOSITORY RECEIPTS PROGRAM
(EXEMPTION NUMBER: 82-4507)

1. In compliance with the reporting exemption granted under Rule 12g3-2(b), we enclose copies of the announcements and news releases issued by CapitaLand Limited from 4 November 2008 till 28 November 2008, for your information and file record please.

2. Please do not hesitate to contact the undersigned at tel: (65) 68233512 or Ms Cecilia Chua at tel: (65) 68233519 if you need further assistance.

Yours faithfully

Ng Chooi Peng
Senior Secretariat Manager

PROCESSED
DEC 09 2008
THOMSON REUTERS

Encs

G:\Sec\ADR\Ltr to ADR.doc

CapitaLand

List of Information Made Public, Filed with the Singapore Exchange Securities Trading Limited (SGX-ST) or Distributed to Security Holders by CapitaLand Limited

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited - "Thomson Plaza (Private) Limited"	4 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Sale of shares in The Ascott (Vietnam) Investments Pte Ltd"	5 Nov 2008	SGX-ST Listing Manual
Announcements and news release by Ascott Residence Trust Management Limited - "Ascott REIT acquires another yield accretive serviced residence in Hanoi, Vietnam"	5 Nov 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Sale of 50% stake in Beijing Red Diamond Science & Technology Development Co., Ltd."	5 Nov 2008	SGX-ST Listing Manual
Announcements and news release by Ascott Residence Trust Management Limited - "Response to SGX-ST's query regarding trading activity"	6 Nov 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Dissolution of indirect wholly-owned subsidiary, Retail Crown (BVI) Limited"	7 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Interest on S$430,000,000 2.10 per cent. Convertible Bonds due 2016"	7 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Announcement by Quill Capita Trust ("QCT") - Proposed acquisition by QCT of all that piece of land held under Geran 77969, Lot 778 Seksyen 4, Bandar Jelutong, Daerah Timor Laut, Negeri Pulau Pinang measuring approximately 2.619 hectares together with a hypermarket erected thereon with a gross built up area of 275,020 square feet and 1,050 car parks"	7 Nov 2008	For Public Relations Purposes
Announcement by CapitaMall Trust Management Limited – "Distribution Per Unit"	7 Nov 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Principal and interest payment relating to Floating Rate Notes Series 002 issued under CapitaLand Commercial Limited's S$1 Billion Multicurrency Medium Term Note Programme"	10 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Response to media queries"	10 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Clarification on Business Times report"	10 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Presentation slides "Balanced Portfolio, Focused Business" to be presented to investors on 11 Nov 2008 at Morgan Stanley's Asia Pacific Summit 2008 in Singapore"	10 Nov 2008	For Public Relations Purposes

ISO 14000 PSB
CERT No.: 2007-0387
SS ISO 14001 : 2004

Name of Report or Announcement or News Release	Date Made Public, Filed or Distributed	Source of Requirement
Announcement by CapitaLand Limited – Amendment to the presentation slides - "Balanced Portfolio, Focused Business" to be presented to investors on 11 November 2008 at Morgan Stanley's Asia Pacific Summit 2008 in Singapore	10 Nov 2008	For Public Relations Purposes
Announcement by CapitaLand Limited - "Increase in issued and paid-up share capital of CapitaRetail Property Management India Private Limited"	17 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaRetail China Trust Management Limited - "Payment of management fees by way of issue of units in CapitaRetail China Trust"	17 Nov 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "MCH Holdings (Shanghai) Pte Ltd – Company In Members' Voluntary Liquidation"	18 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Sale of shares in Ming Zhu Investments (BVI) Limited"	21 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaCommercial Trust Management Limited – "Response to News Article by Reuters"	21 Nov 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Dissolution of indirect wholly-owned subsidiaries (I) Brimitty Pte Ltd (II) Huteng Investment (Shanghai) Pte Ltd (III) Prasiolite Pte Ltd"	26 Nov 2008	SGX-ST Listing Manual
News release by CapitaLand Limited – "Ascott garners seven awards in China in three weeks"	27 Nov 2008	For Public Relations Purposes
Announcement by CapitaLand Limited – "Inverfin Sdn. Bhd."	27 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Sale of the entire stake in Morimoto Asset Management Co., Ltd."	27 Nov 2008	SGX-ST Listing Manual
Announcement by CapitaLand Limited – "Establishment of indirect wholly-owned subsidiary, Keisha Limited"	28 Nov 2008	SGX-ST Listing Manual

G:\Sec\ADR\2008\Nov 2008.doc

ISO 14000 PSB
CERT No: 2007-0387
SS ISO 14001 : 2004

82 - 4507

RECEIVED
2008 DEC -5 A 1:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

THOMSON PLAZA (PRIVATE) LIMITED

CapitaLand Limited ("CapitaLand") refers to its announcement made on 27 December 2007 relating to the placement of, *inter alia*, Thomson Plaza (Private) Limited ("TPPL"), under members' voluntary liquidation.

TPPL is a wholly-owned subsidiary of CapitaLand Commercial Limited ("CCL"), which is in turn a wholly-owned subsidiary of CapitaLand.

Pursuant to an application made by CCL, the High Court of Singapore has by Order of Court ordered that all further proceedings in the voluntary winding up of TPPL be stayed until further order. In light of the stay of the winding up proceedings, TPPL is no longer in liquidation and can resume the conduct of its business and affairs. The Order of Court was lodged with the Accounting and Corporate Regulatory Authority ("ACRA") and the status of TPPL was changed to "Live" in ACRA's records.

The above is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
4 November 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF SHARES IN THE ASCOTT (VIETNAM) INVESTMENTS PTE LTD

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiaries, The Ascott Holdings Limited ("TAHL") and Somerset (Vietnam) Investments Pte Ltd (collectively, the "Vendors"), have entered into a conditional sale and purchase agreement (the "SPA") with DBS Trustee Limited (the "Purchaser"), as trustee of Ascott Residence Trust ("Ascott Reit") to sell the entire issued share capital of The Ascott (Vietnam) Investments Pte Ltd ("TAVI")) to Ascott Reit (the "Divestment").

TAVI presently holds 70% of the legal capital of West Lake Development Company Limited (the "JV Company"), a joint venture enterprise established in the Socialist Republic of Vietnam. The remaining 30% of the legal capital of the JV Company is held by Hanoi Housing Investment and Development Corporation, an unrelated party of CapitaLand. The JV Company holds the leasehold interest to a plot of land located at 254D Thuy Khue Street, Hanoi, Vietnam and the serviced residence erected on the plot of land known as "Somerset West Lake" (the "Property").

The aggregate cash consideration (the "Consideration") for the Divestment is US$15.4 million (approximately S$22.9 million), subject to post completion adjustment. The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account, *inter alia*:

(i) The adjusted revalued net asset value of the TAVI group of approximately US$4.5 million (S$6.7 million), which has taken into consideration, the open market valuation of the Property by Jones Lang LaSalle Hotels (commissioned by the Vendors) at US$19.7 million (approximately S$29.4 million) as at 15 September 2008; and

(ii) the assignment to the Purchaser of loans of approximately US$10.9 million (approximately S$16.2 million) which are owing from TAVI to TAHL and its wholly-owned subsidiary, The Ascott Capital Pte Ltd.

In connection with the Divestment, TAHL has agreed to provide yield protection to the Purchaser for 70% of a shortfall (if any) of a minimum threshold EBITDA per annum for the JV Company for five years from completion of the Divestment. 70% of the threshold EBITDA amounts to an average of approximately US$1.6 million (S$2.4 million) per year over the five year period, and TAHL's undertaking applies only to the shortfall, if any.

In accordance with the terms of the SPA, US$1.54 million (approximately S$2.3 million) being 10% of the Consideration will be paid by the Purchaser as deposit within five business days from the date of execution of the SPA. Of the balance 90% of the Consideration, a sum of US$11.7 million (approximately S$17.4 million) will be paid upon the completion of the Divestment while a remaining sum of US$2.1 million (approximately S$3.1 million) will be withheld by the Purchaser pending the performance of certain undertakings by the Vendors.

The completion of the Divestment is expected to take place on 31 December 2008 subject to the fulfilment or waiver of the conditions precedent under the SPA (the "Completion"). Upon Completion, TAVI and the JV Company will cease to be indirect subsidiaries of CapitaLand. The Property will continue to be managed by CapitaLand's indirect wholly-owned subsidiary, Ascott International Management (2001) Pte. Ltd.

The Divestment is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

CapitaLand, through its wholly-owned subsidiaries, owns approximately 47% of the units in Ascott Reit. As at the date of this announcement, certain Directors of CapitaLand collectively hold an aggregate interest in 944,000 units in Ascott Reit. Mr Liew Mun Leong is a Director and the President and Chief Executive Officer of CapitaLand and he is also the Deputy Chairman of Ascott Residence Trust Management Limited ("ARTML"), manager of Ascott Reit and Chairman of the Executive Committee of ARTML.

Save as disclosed above, none of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Divestment.

By Order of the Board

Low Sai Choy
Company Secretary
5 November 2008

G:\Sec\SGX Annc\Shares\Divestment\CL.TAGWestLake.Nov08.doc

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	05-Nov-2008 13:18:54
Announcement No.	00040

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Ascott REIT acquires another yield accretive serviced residence in Hanoi, Vietnam"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued announcements and news release on the above matter, as attached for information.
Attachments	ARTslides.5Nov2008.pdf ARTnewsrelease.5Nov2008.pdf ARTannc.5Nov2008.pdf Total size = **1476K** (2048K size limit recommended)

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RECEIVED
2008 DEC -5 A

ASCOTT RESIDENCE TRUST
(Constituted in the Republic of Singapore pursuant to a trust deed dated 19 January 2006 (as amended))

PROPOSED ACQUISITION OF THE ENTIRE ISSUED SHARE CAPITAL OF THE ASCOTT (VIETNAM) INVESTMENTS PTE LTD

1. INTRODUCTION

1.1 Execution of Sale and Purchase Agreement

The Board of Directors of Ascott Residence Trust Management Limited (the "**Manager**"), as manager of Ascott Residence Trust ("**Ascott Reit**"), wishes to announce that DBS Trustee Limited, in its capacity as trustee of Ascott Reit (the "**Trustee**"), has today entered into a conditional sale and purchase agreement (the "**SPA**") with The Ascott Holdings Limited ("**TAHL**") and Somerset (Vietnam) Investments Pte Ltd ("**SVI**") (collectively, the "**Vendors**"), for the acquisition of the entire issued share capital of The Ascott (Vietnam) Investments Pte Ltd ("**TAVI**") by Ascott Reit from the Vendors (the "**Acquisition**").

The Vendors are wholly-owned subsidiaries of The Ascott Group Limited (the "**Ascott Group**"). The Ascott Group is in turn, an indirect wholly-owned subsidiary of CapitaLand Limited ("**CapitaLand**"). TAHL is the legal and beneficial owner of 375,000 ordinary shares in the share capital of TAVI (representing 75% of the issued share capital of TAVI) and SVI is the legal and beneficial owner of 125,000 ordinary shares in the share capital of TAVI (representing 25% of the issued share capital of TAVI).

TAVI presently holds 70% of the legal capital of West Lake Development Company Limited (the "**JV Company**"), a joint venture enterprise established in the Socialist Republic of Vietnam. The remaining 30% of the legal capital of the JV Company is held by Hanoi Housing Investment and Development Corporation.

The JV Company holds the leasehold interest to a plot of land located at 254D Thuy Khue, Thuy Khue Ward, Tay Ho District, Hanoi, Vietnam and the serviced residence erected on the plot of land known as "Somerset West Lake" (the "**Property**").

Upon completion of the Acquisition ("**Completion**"), TAVI will become a wholly-owned subsidiary of Ascott Reit and Ascott Reit will have an effective interest of 70% in the Property held through the JV Company.

1.2 Information on the Property

The Property comprises 90 apartments in four buildings with a net lettable area of approximately 5,349m^2 and is a leasehold estate with a leasehold period of 49 years commencing from 1 October 1992. It is strategically located near the business district, shopping centres, international schools and Hanoi city tourist attractions.

The Property will continue to be managed by the Ascott Group's indirect wholly-owned subsidiary, Ascott International Management (2001) Pte. Ltd. after Completion.

2. DISCLOSURE REQUIREMENTS UNDER THE LISTING MANUAL AND THE PROPERTY FUNDS GUIDELINES

As at the date of this Announcement, CapitaLand has an indirect interest in approximately 47% of the total number of units in Ascott Reit ("**Units**", each Unit representing an undivided interest in Ascott Reit), and is therefore regarded as a "controlling unitholder" under both the Listing Manual of the Singapore Exchange Securities Trading Limited (the "**Listing Manual**") and the guidelines for collective investment schemes that invest or propose to invest primarily in real estate and real estate-related assets contained in Appendix 2 of the Code on Collective Investment Schemes issued by the Monetary Authority of Singapore (the "**Property Funds Guidelines**").

As TAHL and SVI are indirect wholly-owned subsidiaries of CapitaLand through the Ascott Group, each of TAHL and SVI is regarded as an "associate" of a "controlling unitholder" of Ascott Reit. Accordingly, each of TAHL and SVI is an "interested person" of Ascott Reit for the purposes of Chapter 9 under the Listing Manual and an "interested party" of Ascott Reit under the Property Funds Guidelines. As a result, the Acquisition will constitute an "interested person transaction" under Chapter 9 of the Listing Manual as well as an "interested party transaction" under paragraph 5 of the Property Funds Guidelines.

As at the date of this Announcement, the value of all interested person transactions between Ascott Reit and CapitaLand and/or the associates of CapitaLand (excluding the Acquisition and transactions less than S$100,000) for the current financial year ending 31 December 2008 ("**Existing IPTs**") amounts to approximately S$12.9 million. This also represents the aggregate value of all interested person transactions of Ascott Reit (excluding the Acquisition and transactions less than S$100,000) during the current financial year up to the date of this Announcement.

Based on the audited financial statements of Ascott Reit for the financial year ended 31 December 2007, the audited net tangible assets ("**NTA**") and the audited net asset value ("**NAV**") of Ascott Reit as at 31 December 2007 were both approximately S$972.9 million. The Consideration (as defined below) of US$15.4 million (equivalent to S$22.9 million based on an exchange rate of US$1.00 to S$1.49) aggregated with the value of all Existing IPTs, represents approximately 3.7% of Ascott Reit's latest audited NTA and its latest audited NAV as at 31 December 2007. As this exceeds the relevant threshold of 3% under Rule 905(2) of the Listing Manual and paragraph 5.2(a) of the Property Funds Guidelines, Ascott Reit is therefore required to make an immediate announcement of the Acquisition.

3. PRINCIPAL TERMS OF THE ACQUISITION

3.1 Consideration

The aggregate cash consideration (the "**Consideration**") payable to the Vendors for the Acquisition is US$15.4 million, subject to final adjustments based on consolidated net current assets/liabilities of TAVI at Completion. The Consideration was arrived at on a willing-buyer and willing-seller basis, taking into account, *inter alia*:

(a) the adjusted revalued net asset value of the TAVI group of approximately US$4.5 million, which has taken into consideration, the valuations of the Property as set out in paragraph 3.2 below; and

(b) the assignment to the Trustee of loans of approximately US$10.9 million which are owing from TAVI to TAHL and its wholly-owned subsidiary, The Ascott Capital Pte Ltd.

The Consideration will be fully funded by borrowings, which will bring Ascott Reit's gearing from 34.9% to approximately 35.8%. This is well within the 60% gearing limit allowed under the Property Fund Guidelines as Ascott Reit has been assigned a Baa2 investment grade rating by Moody's and this was announced on SGXNET on 28 February 2007.

US$1,540,000, being 10% of the Consideration will be paid by the Trustee as deposit within 5 business days from the date of execution of the SPA. Of the balance 90% Consideration, a sum of US$11,724,156 will be paid upon Completion in accordance with the terms of the SPA while a remaining sum of US$2,135,844 will be withheld by the Trustee pending the performance of certain undertakings by the Vendors under the SPA.

3.2 Valuations of the Property

The Vendors and the Trustee have each commissioned an independent property valuer, being Jones Lang LaSalle Hotels ("**JLL**") and Colliers International Vietnam Ltd ("**Colliers**") respectively, to value the Property.

JLL in its valuation report (the "**JLL Valuation Report**") stated that the open market value of the Property as at 15 September 2008 was US$19,700,000 using the discounted cash flow approach. Colliers in its valuation report (the "**Colliers Valuation Report**") stated that the open market value of the Property as at 20 October 2008 was US$19,700,000 using the discounted cash flow approach.

3.3 Conditions Precedent

Under the SPA, Completion is subject to the fulfilment or waiver of certain conditions precedent, including without limitation, the delivery by the Vendors to the Trustee evidence that the investment licence of the JV Company has been duly amended to reflect the new legal capital and investment capital of the JV Company and that TAVI has made its proportionate contribution to the new legal capital of the JV Company.

3.4 Completion Date

Subject to the fulfilment or waiver of the conditions precedent under the SPA, Completion is expected to take place on 31 December 2008.

3.5 EBITDA Threshold

In connection with the Acquisition, TAHL has agreed to provide yield protection to the Trustee for 70% of a shortfall (if any) of a minimum threshold EBITDA per annum for the JV Company for five years from Completion. 70% of the threshold EBITDA amounts to an average of approximately US$1.6 million per year over the five year period, and TAHL's undertaking applies only to the shortfall, if any.

3.6 Fee payable to Manager

Upon Completion, the Manager will receive an acquisition fee of 1% of the proportionate (70%) enterprise value of TAVI in connection with the Acquisition (the "**Acquisition Fee**"). Given that

the Acquisition is an interested party transaction under paragraph 5 of the Property Funds Guidelines, the Acquisition Fee will be paid to the Manager in Units.

4. RATIONALE FOR THE ACQUISITION

The Acquisition is in line with Ascott Reit's strategy of investing in quality yield accretive assets with growth potential in the Pan-Asian region. Ascott Reit currently owns one property in Hanoi named Somerset Grand Hanoi and two properties in Ho Chi Minh City, namely, Somerset Ho Chi Minh City and Somerset Chancellor Court. Ascott Reit's three current properties are enjoying high average occupancies of about 90%. The acquisition of the Property will increase Ascott Reit's portfolio in Vietnam to 612 units in four properties in Hanoi and Ho Chi Minh City.

5. FINANCIAL EFFECTS

The pro forma financial effects of the Acquisition on the distribution per Unit ("**DPU**") and net asset value ("**NAV**") per Unit of Ascott Reit set out below are purely for illustrative purposes and were prepared based on the audited consolidated financial statements of Ascott Reit for the financial year ended 31 December 2007.

5.1 Pro Forma DPU

For illustrative purposes only, the pro forma financial effects of the Acquisition on Ascott Reit's DPU for the financial year ended 31 December 2007, as if Ascott Reit had acquired the Property on 1 January 2007, and held the Property through to 31 December 2007, are as follows:

	Before the Acquisition	After the Acquisition
Net Profit before Tax (S$'m)	188.6	189.7(1)
Distributable Income (S$'m)	45.1	45.4(1)
DPU (cents)	7.70	7.75

Notes:

(1) This takes into account 70% of the first annual minimum threshold EBITDA described in paragraph 3.5 above.

5.2 Pro Forma NAV

For illustrative purposes only, the pro forma financial effects of the Acquisition on the NAV per Unit as at 31 December 2007, as if the Acquisition was completed on 31 December 2007, are as follows:

	Before the Acquisition	After the Acquisition
NAV (S$'m)	972.9	972.9
Units in issue ('m)	606.2[1]	606.2
NAV per Unit (S$)	1.60	1.60

Note:

(1) Number of Units issued as at 31 December 2007.

6. DISCLOSURE REQUIREMENTS UNDER THE LISTING MANUAL

Chapter 10 of the Listing Manual classifies transactions by Ascott Reit into (i) non-discloseable transactions; (ii) discloseable transactions; (iii) major transactions; and (iv) very substantial acquisitions or reverse takeovers, depending on the size of the relative figures computed on, *inter alia*, the following applicable bases:

(a) the net profits attributable to the assets acquired or disposed of, compared with Ascott Reit's net profits ("**Net Profit Test**");

(b) the aggregate value of the consideration given or received, compared with Ascott Reit's market capitalisation ("**Market Capitalisation Test**"); and

(c) the number of Units issued by Ascott Reit as consideration for the Acquisition, compared with the number of Units previously in issue ("**Units Issue Test**").

6.1 Net Profit Test

The relative figures that were computed on the basis set out in Rule 1006(b) of the Listing Manual are as set out below:

The net profit before income tax, minority interests and extraordinary items attributable to the Acquisition is approximately S$0.8 million and constitutes approximately 1.6% of the net profit before income tax, minority interests and extraordinary items of Ascott Reit amounting to S$48.9 million for the nine months ended 30 September 2008 based on the latest announced unaudited consolidated financial statements of Ascott Reit as at 30 September 2008.

6.2 Market Capitalisation Test

The relative figures that were computed on the basis set out in Rule 1006(c) of the Listing Manual are as set out below:

The Consideration of US$15.4 million (equivalent to S$22.9 million based on an exchange rate of US$1.00 to S$1.49) constitutes approximately 7.0% of the market capitalisation of Ascott Reit of approximately S$327.7 million, based on the volume weighted average price of S$0.5365 per Unit as at 4 November 2008, being the last market day preceding the date of the SPA.

6.3 Units Issue Test

The relative figure of the number of Units issued by Ascott Reit as consideration for an acquisition compared with the number of Units previously in issue does not apply for the Acquisition.

6.4 Classification of Transaction

As the relative figure computed based on the Market Capitalisation Test set out in paragraph 6.2 above exceeds 5% but is less than 20%, the Acquisition falls within the classification of a discloseable transaction.

7. AUDIT COMMITTEE STATEMENT

Save for Mr S Chandra Das (being a nominee of the Ascott Group) who has abstained from making any recommendation on the Acquisition, the Audit Committee of the Manager is of the view that the Acquisition is on normal commercial terms, and is not prejudicial to the interests of Ascott Reit and its minority unitholders.

8. INTERESTS OF THE DIRECTORS AND CONTROLLING UNITHOLDERS

Mr Liew Mun Leong is a Director and the President and Chief Executive Officer of CapitaLand and also the Deputy Chairman of the Manager and Chairman of the Executive Committee of the Manager. Ms Jennie Chua is a Director and the President and Chief Executive Officer of the Ascott Group and a Non-Executive Director of the Manager. Mr Lim Jit Poh is the Non-Executive Chairman of the Manager, Chairman of the Manager's Corporate Disclosure Committee and a nominee of the Ascott Group. Mr S Chandra Das is a Non-Executive Director of the Manager and a nominee of the Ascott Group. Mr Lui Chong Chee is a Non-Executive Director of the Manager and a senior executive within the CapitaLand group. As such, the above Directors of the Manager had abstained from voting on the Acquisition.

Mr Liew Mun Leong has direct and deemed interests in 655,000 Units, while Mr S Chandra Das and Mr Lui Chong Chee have direct interests in 200,000 Units and 15,000 Units respectively. Mr David Schaefer, an independent Director of the Manager, has a direct interest in 50,000 Units.

Save as disclosed in this Announcement, none of the Directors of the Manager or controlling unitholders of Ascott Reit has any interest, direct or indirect, in the Acquisition and the Directors of the Manager have not received any notification of interest in the Acquisition from any controlling unitholders of Ascott Reit.

9. OTHER INFORMATION

9.1 Director's Service Contracts

No person is proposed to be appointed as a director of the Manager in connection with the Acquisition or any other transaction contemplated in relation to the Acquisition.

9.2 Documents for Inspection

Copies of the following documents are available for inspection at the registered office of the Manager at 8 Shenton Way, #13-01, Singapore 068811 during normal business hours, for a period of three months commencing from the date of this Announcement:

(a) the SPA; and

(b) the JLL Valuation Report and the Colliers Valuation Report.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries
Singapore, *5 November 2008*

Important Notice

The value of Units in Ascott Reit and the income derived from them may fall as well as rise. Units in Ascott Reit are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the Units in Ascott Reit is subject to investment risks, including the possible loss of the principle amount invested. The past performance of Ascott Reit is not necessarily indicative of its future performance.

This Announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative example of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their Units in Ascott Reit while the Units in Ascott Reit are listed. It is intended that unitholders may only deal in their Units in Ascott Reit through trading on the Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units in Ascott Reit on the SGX-ST does not guarantee a liquid market for the Units in Ascott Reit.

ASCOTT RESIDENCE TRUST

ASCOTT RESIDENCE TRUST MANAGEMENT LIMITED
(Regn. No: 200516209Z)

N°8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6389 9388

Facsimile
(65) 6389 9399

Website
www.ascottreit.com

A Member of CapitaLand

FOR IMMEDIATE RELEASE

NEWS RELEASE

Ascott Reit Acquires Another Yield Accretive Serviced Residence in Hanoi, Vietnam

Singapore, 05 November 2008 – Ascott Residence Trust (Ascott Reit) is acquiring The Ascott Group's (Ascott Group) 70 percent interest in Somerset West Lake, a 90-unit serviced residence in Hanoi, Vietnam, for a net purchase consideration of US$15.4 million (approximately S$22.9 million).

Somerset West Lake is located in Hanoi's scenic West Lake area and only a 10-minute drive from the business district, and Central Hanoi.

Mr Lim Jit Poh, chairman of Ascott Residence Trust Management Limited (ARTML), said: "Vietnam's positive economic prospects are supported by a growing ecomony and a young, educated labour force. With its accession into the World Trade Organisation in 2007, many sectors of the economy have opened up for foreign investment. Foreign investments are a key demand driver for serviced residences, therefore we believe that demand from business travellers and expatriates for quality accommodation in key cities such as Hanoi will continue to grow."

Mr Chong Kee Hiong, ARTML's chief executive officer, said: "This acquisition, which will be fully funded by bank borrowings, is yield accretive for Ascott Reit at a property yield of 10.2 percent[1]. Post-acquisition Ascott Reit's gearing remains low at 35.8 percent."

Mr Chong adds: "Opportunities to acquire quality assets in prime city locations such as Somerset West Lake, Hanoi are hard to come by in Vietnam. Ascott Reit's current properties, Somerset Grand Hanoi, Somerset Ho Chi Minh City and Somerset Chancellor Court, in Ho Chi Minh City are enjoying high occupancies of about 90 percent. The acquisition of Somerset West Lake will increase Ascott Reit's portfolio in Vietnam to 612 units in four properties in Hanoi and Ho Chi Minh City."

About Somerset West Lake, Hanoi

Somerset West Lake, Hanoi has been in operation since 1994. The property had recently undergone a major renovation and refurbishment programme which was completed in February 2007.

Centrally located in Hanoi's scenic West Lake area, Somerset West Lake is close to international schools, and the shopping and entertainment districts. The property is also only a short walk to majestic pagodas and palaces such as the One Pillar Pagoda, Ho Chi Minh Museum and Bach Thao Park.

---

[1] For FY2009

The property has 90 spacious fully-furnished studios, and one-bedroom to three-bedroom serviced residence apartments, each furnished with a fully-equipped kitchen, broadband access to the internet and home entertainment system amongst other amenities provided to ensure a home-away-from-home experience for the guest. The property also offers facilities such as a business centre, swimming pool, fully-equipped gymnasium, 24-hour reception and security, and a cafe.

Somerset West Lake is currently managed by Ascott Group and will continue to be managed by Ascott Group.

Ascott Reit's three current properties in Vietnam, Somerset Grand Hanoi, Somerset Ho Chi Minh City and Somerset Chancellor Court, in Ho Chi Minh City, and Somerset West Lake received the Guide Award for excellent performance in hospitality for 2007-2008.

About the Vietnam economy

Vietnam recorded a healthy 6.5 percent GDP growth for the first three quarters of 2008 and full year GDP growth is expected to be about 7 percent[2]. Foreign direct investments (FDI) is expected to reach USD11 billion in 2008, 37 percent higher than 2007[3].

In the first nine months of 2008, Vietnam's international arrivals[4] reached 3.3 million, which was 5.8 percent higher than the same period in 2007. Business visitors numbered more than 660,000, a 37 percent increase over the first nine months of 2007.

About the Guide Awards

The Guide Magazine, a leading travel and hospitality magazine in Vietnam, has conferred awards on the best product and service providers for travellers, diners and shoppers in Vietnam over the past eight years.

Winners of the annual Guide Awards were first nominated by readers of The Guide Magazine and subsequently selected by the executive board of The Guide, in consultation with travel, hotel, restaurant and shopping experts, including representatives from the Ministry of Culture, Sports and Tourism.

About Ascott Residence Trust

Ascott Residence Trust (Ascott Reit) is the first Pan-Asian serviced residence real estate investment trust established with the objective of investing primarily in real estate and real estate-related assets which are income-producing and which are used, or predominantly used, as serviced residences or rental housing properties in the Pan-Asian region.

Comprising an initial asset portfolio of 12 strategically located properties in seven Pan-Asian cities, Ascott Reit was listed with an asset size of about S$856 million in March 2006.

[2] Vietnam's economic indicators, as at 30 September 2008 (REUTERS, http://www.reuters.com/article/marketsNews/idINHAN16800320080930?rpc=611)
[3] Vietnam's economic indicators, as at 30 September 2008 (REUTERS, http://www.reuters.com/article/marketsNews/idINHAN16800320080930?rpc=611)
[4] Vietnam Administration of Tourism, Ministry of Culture, Sports and Tourism

Following the completion of the acquisition of Somerset West Lake, Hanoi, Ascott Reit's portfolio will expand to S$1.54 billion, comprising 38 properties with 3,642 units in 11 cities across seven countries.

Ascott Reit is managed by Ascott Residence Trust Management Limited, an indirect wholly-owned subsidiary of CapitaLand, one of Asia's largest real estate companies.

Properties in Ascott Reit's portfolio which have recently won awards include Somerset Gordon Heights in Melbourne, Australia which was named the winner in the New Tourism Development Accommodation category at the Hotel, Motel & Accommodation Association (HMAA) of Victoria Awards for Excellence. In Vietnam, Somerset Grand Hanoi, Somerset Ho Chi Minh City and Somerset Chancellor Court, Ho Chi Minh City received the Guide Award for excellent performance in hospitality for 2007-2008. In March 2008, Ascott Beijing won the 2007 China Hotel Starlight Awards in 'The Best International Apartment Type Hotel of China'.

For more information about Ascott Reit, please visit http://www.ascottreit.com.

Important Notice

The value of units in Ascott Reit and the income derived from them may fall as well as rise. Units in Ascott Reit are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in the units in Ascott Reit is subject to investment risks, including the possible loss of the principal amount invested. The past performance of Ascott Reit is not necessarily indicative of its future performance.

This announcement may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Investors are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Investors have no right to request the Manager to redeem their units in Ascott Reit while the units in Ascott Reit are listed. It is intended that unitholders may only deal in their units in Ascott Reit through trading on the SGX-ST. Listing of the units in Ascott Reit on the SGX-ST does not guarantee a liquid market for the units in Ascott Reit.

Issued by:

Ascott Residence Trust Management Limited
8 Shenton Way, #13-01, Singapore 068811
Tel : (65) 6389 9388 Fax : (65) 6389 9399
Website: http://www.ascottreit.com

For more information, please contact:

Lilian Goh, Director, Investor Relations and Communications
Tel: (65) 6586 7231 Hp: (65) 9795 5225 Email: lilian.goh@the-ascott.com



Acquisition of Somerset West Lake, Hanoi Vietnam

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Disclaimer

IMPORTANT NOTICE

The value of units in Ascott Residence Trust ("Ascott Reit") (the "Units") and the income derived from them may fall as well as rise. The Units are not obligations of, deposits in, or guaranteed by the Manager of Ascott Reit (the "Manager") or any of its affiliates. An investment in the Units is subject to investment risks, including the possible loss of the principal amount invested. The past performance of Ascott Reit is not necessarily indicative of its future performance.

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, competition from similar developments, shifts in expected levels of property rental income, changes in operating expenses, including employee wages, benefits and training, property expenses and governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. Prospective investors and Unitholders are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of the Manager on future events.

Unitholders of Ascott Reit (the "Unitholders") have no right to request the Manager to redeem their units in Ascott Reit while the units in Ascott Reit are listed. It is intended that Unitholders may only deal in their Units through trading on the Singapore Exchange Securities Trading Limited ("SGX-ST"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

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Acquisition of Somerset West Lake, Hanoi

- **Acquisition of 90-unit Somerset West Lake in Hanoi, Vietnam from The Ascott Group (Ascott Group) for a net purchase consideration of US$15.4 million (S$22.9 million)[1]**

- **Acquisition is yield-accretive to Ascott Reit at a property yield of 10.2%[2]**

- **To be funded by bank borrowings**
  - Will bring ART's gearing to 35.8% from 34.9%, well within the 60% gearing limit allowable under the Monetary Authority of Singapore's property fund guidelines

- **Expected completion is at end-December 2008**


SOMERSET
Somerset West Lake (Hanoi, Vietnam)

1. Based on an exchange rate of US$1 = S$1.49.
2. For FY2009

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Acquisition Highlights

- **Ascott Reit's second serviced residence in Hanoi and fourth in Vietnam**
  - Expands Ascott Reit's portfolio in Vietnam to 612 units in four properties in Hanoi and Ho Chi Minh City
- **Centrally located in Hanoi's scenic West Lake area**
  - 10-minute drive from the business district and Central Hanoi
  - Close to international schools and the shopping and entertainment districts
  - Short walk to majestic pagodas and palaces such as the One Pillar Pagoda, Ho Chi Minh Museum and Bach Thao Park.


SOMERSET
WEST LAKE
HANOI
West Lake
Red River
Thanh Nien
Quan Thanh
Phan Dinh Phung
Thuy Khue
Hoang Hoa Tham
Ba Dinh School
Bach Thao Park
Ho Chi Minh Museum
Hung Vuong
Hoang Dieu
Phung Hung
Lieu Giai
One Pillar Pagoda
Flag Tower
Le Hong Phong
Doi Can
Dien Bien Phu
Hanoi International School
Kim Ma

Property Highlights

Property Description	Serviced residence centrally located in Hanoi's scenic West Lake area. Close to international schools, and the shopping and entertainment districts. The property had recently undergone a major renovation and refurbishment programme which was completed in February 2007.
In Operation Since	1994
Facilities	Business centre, swimming pool, fully-equipped gymnasium, children's playground and indoor playroom, and a cafe.
Number of Units	90 apartment units
Average Occupancy	About 80%
Tenure	49 years (effective from 1992)







Rationale for the acquisition

- **Vietnam's positive economic prospects**
  - Healthy economic growth of about 7% expected for 2008[1]
  - Economy supported by a young and educated workforce
  - With its accession into the World Trade Organisation in 2007, many sectors of the economy have opened up for foreign investment
    - Foreign direct investments (FDI) is expected to reach USD11 billion in 2008, 37 percent higher than 2007[1]
- **Demand from business travellers and expatriates for quality accommodation**
  - In the first nine months of 2008, Vietnam's international arrivals reached 3.3 million, which was 5.8 percent higher than the same period in 2007[2]
  - Business visitors numbered more than 660,000, a 37 percent increase over the first nine months of 2007[2]
- **Rare opportunity to acquire a quality asset in a prime city location in Hanoi**

1. *Vietnam's economic indicators, as at 30 September 2008 (REUTERS, http://www.reuters.com/article/marketsNews/idINHAN16800320080930?rpc=611)*
2. *Vietnam Administration of Tourism, Ministry of Culture, Sports and Tourism*

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Geographical Diversification

Ascott Reit's Share of Property Values


Singapore
26%
China
28%
Indonesia
6%
Philippines
8%
Vietnam
10%
Australia
3%
Japan
19%

Pre-Acquisition = S$1.53 billion


Singapore
26%
China
28%
Indonesia
5%
Philippines
8%
Vietnam
11%
Australia
3%
Japan
19%

Post-Acquisition = S$1.54 billion

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World's First and Only Pan-Asian Serviced Residence REIT

Australia
2 properties with 127 units in Melbourne and Perth

China
4 properties with 743 units in Beijing, Shanghai and Tianjin

Indonesia
3 properties with 652 units in Jakarta

Japan
20 properties with 652 units in Tokyo

The Philippines
3 properties with 515 units in Manila

Singapore
2 properties with 341 units

Vietnam
4 properties with 612 units in Hanoi and Ho Chi Minh City

S$1.54 billion portfolio value*
3,642 apartment units in 38 properties
11 Pan-Asian cities in 7 countries



Beijing
Tianjin
Tokyo
Shanghai
Hanoi
Manila
Ho Chi Minh City
Singapore
Jakarta
Perth
Melbourne

* Portfolio value is upon legal completion of the acquisition of the Somserset West Lake, Hanoi.

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Thank You

RECEIVED
2008 DEC -5 A 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF 50% STAKE IN BEIJING RED DIAMOND SCIENCE & TECHNOLOGY DEVELOPMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Commercial (Barbados) Limited, has sold 50% of its stake (representing registered capital of RMB25.0 million (approximately S$5.4 million)) (the "Sale Stake") in Beijing Red Diamond Science & Technology Development Co., Ltd. ("Beijing Red Diamond") to CITIC Trust Co. Ltd., a party unrelated to CapitaLand (the "Sale").

Beijing Red Diamond owns an office building known as IBM China Centre (formerly known as Red Diamond Plaza), located in Beijing.

The cash consideration (the "Consideration") for the Sale Stake is RMB62.3 million (approximately S$13.4 million). The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account, among other factors, the market value of the property at RMB177.8 million (approximately S$38.3 million) and the net tangible assets of the Sale Stake of RMB54.2 million (approximately S$11.7 million) based on the management accounts as at 31 May 2008.

Following the Sale, CapitaLand's interest in Beijing Red Diamond is reduced to 50%. Beijing Red Diamond has ceased to be an indirect wholly-owned subsidiary and has become an indirect associated company of CapitaLand.

The Sale is not expected to have any material impact on the net tangible assets or earnings per share of CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
5 November 2008

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	06-Nov-2008 20:54:31
Announcement No.	00174

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Ascott Residence Trust - "Response to SGX-ST's query regarding trading activity"
Description	CapitaLand Limited's subsidiary, Ascott Residence Trust Management Limited, the manager of Ascott Residence Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	ART.Annc.ReponsetoSGX.6Nov08.pdf Total size = **30K** (2048K size limit recommended)

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RECEIVED
2008 DEC -5 A
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASCOTT RESIDENCE TRUST

(Constituted in the Republic of Singapore
pursuant to a trust deed dated 19 January 2006 (as amended))

ANNOUNCEMENT

RESPONSE TO SGX-ST'S QUERY REGARDING TRADING ACTIVITY

Ascott Residence Trust Management Limited (the "**Manager**"), as manager of Ascott Residence Trust ("**Ascott Reit**"), refers to the query on 6 November 2008 from Singapore Exchange Securities Trading Limited (the "**SGX-ST**"), regarding the substantial increase in the price of Ascott Reit's units on 6 November 2008.

The Manager had on behalf of Ascott Reit made an announcement on 5 November 2008 in relation to the acquisition of 70 percent interest in Somerset West Lake, a 90 unit serviced residence in Hanoi, Vietnam, for a net purchase consideration of US$15.4 million (approximately S$22.9 million).

The Manager is not aware of any information not previously announced concerning Ascott Reit which, if known, might explain the substantial increase in the price of Ascott Reit's units on 6 November 2008. The Manager is also not aware of any other possible explanation for the trading.

The Manager confirms that Ascott Reit is in compliance with the listing rules of SGX-ST, in particular, Rule 703 regarding the disclosure of material information.

BY ORDER OF THE BOARD
Ascott Residence Trust Management Limited
(Company Registration No: 200516209Z)
As Manager of Ascott Residence Trust

Lam Chee Kin / Kang Siew Fong
Joint Company Secretaries

Singapore, 6 November 2008

Important Notice
The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Company, as manager of Ascott Reit, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Company to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on Singapore Exchange Trading Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of Ascott Reit is not necessarily indicative of the future performance of Ascott Reit.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT WHOLLY-OWNED SUBSIDIARY
RETAIL CROWN (BVI) LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Retail Crown (BVI) Limited ("RCBVI"), a company incorporated in the British Virgin Islands, which had been placed under members' voluntary liquidation, has been dissolved.

The dissolution of RCBVI is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
7 November 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INTEREST ON S$430,000,000 2.10 PER CENT. CONVERTIBLE BONDS DUE 2016

CapitaLand Limited ("CapitaLand") wishes to announce that the fourth interest payment (the "Interest Payment") on the S$430,000,000 principal amount of convertible bonds due 2016 (the "Convertible Bonds"), convertible into new ordinary shares in the capital of CapitaLand, shall be made on 17 November 2008 (the "Actual Payment Date").

Under the terms and conditions of the Convertible Bonds, the Convertible Bonds bear interest at the rate of 2.10 per cent. per annum, payable semi-annually in arrear on 15 May and 15 November in each year (each an "Interest Payment Date"), commencing 15 May 2007. Each Convertible Bond will cease to bear interest, *inter alia*, from and including the Interest Payment Date last preceding its conversion date.

Interest will be paid to the bondholder shown on the Register at the close of business on the 15th day before the due date for the payment of interest.

Payment will be made by transfer to the registered account of the bondholder or by Singapore dollar cheque drawn on a bank in Singapore mailed to the registered address of the bondholder, if the bondholder does not have a registered account. Where payment is to be made by transfer to a registered account, payment instructions (for value on the Actual Payment Date) will be initiated on the Actual Payment Date. Where payment is to be made by cheque, the cheque will be mailed on the Actual Payment Date at the bondholder's own risk and, if mailed at the request of the bondholder otherwise than by ordinary mail, at the bondholder's own expense.

Bondholders shall not be entitled to any interest or other payment for any delay in receiving the Interest Payment.

By Order of the Board

Low Sai Choy
Company Secretary
7 November 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Nov-2008 18:10:21
Announcement No.	00115

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Announcement by Quill Capita Trust ("QCT") - Proposed acquisition by QCT of all that piece of land held under Geran 77969, Lot 778 Seksyen 4, Bandar Jelutong, Daerah Timor Laut, Negeri Pulau Pinang measuring approximately 2.619 hectares together with a hypermarket erected thereon with a gross built up area of 275,020 square feet and 1,050 car parks"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CCT.QCT.7Nov08.pdf Total size = **95K** (2048K size limit recommended)

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Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (as manager of CCT)
Date & Time of Broadcast	07-Nov-2008 17:30:03
Announcement No.	00075

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Announcement by Quill Capita Trust ("QCT") - Proposed Acquisition by QCT of all that piece of land held under Geran 77969, Lot 778 Seksyen 4, Bandar Jelutong, Daerah Timor Laut, Negeri Pulau Pinang measuring approximately 2.619 hectares together with a hypermarket erected thereon with a gross built up area of 275,020 square feet and 1,050 car parks
Description	The announcement issued by Quill Capita Management Sdn Bhd, as manager of QCT, to the Bursa Malaysia Securities Berhad, is attached for information. CCT is a substantial unitholder of QCT.
Attachments	QCTannouncemt_7Nov08.pdf Total size = **34K** (2048K size limit recommended)

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BURSA MALAYSIA

General Announcement

Initiated by **QUILL CAPITA TRUST** on **05/11/2008 03:49:11 PM**
Submitted by **QUILL CAPITA TRUST** on **07/11/2008 05:03:03 PM**
Reference No **QC-081105-56951**
Form Version V3.0

Submitted

Company Information	
Main Board/ Second Board Company	
New Announcement	
Submitting Investment Bank/Advisor (If applicable)	
Submitting Secretarial Firm (If applicable)	
*** Company name**	QUILL CAPITA TRUST
*** Stock name**	QCAPITA
*** Stock code**	5123
*** Contact person**	Corinne Tan
*** Designation**	Senior Manager
*** Contact number**	03-23806288
E-mail address	corinne.tan@qct.com.my

Type * Announcement

Subject *: Proposed Acquisition by Quill Capita Trust ("QCT") of all that piece of land held under Geran 77969, Lot 778 Seksyen 4, Bandar Jelutong, Daerah Timor Laut, Negeri Pulau Pinang measuring approximately 2.619 hectares ("Land") together with a hypermarket erected thereon with a gross built up area of 275,020 square feet ("Building") and 1,050 car parks ("Car Parks") (the Land, Building and Car Parks are hereinafter collectively referred to as "the Property")

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents *:-
(This field is to be used for the summary of the announcement)
We refer to the announcement dated 14 May 2008.

On behalf of the Board of Directors of Quill Capita Management Sdn Bhd ("the Manager"), we are pleased to announce that the proposed acquisition by QCT of the Property has been duly completed on 7 November 2008.

This announcement is dated 7 November 2008.
Announcement Details :-
(This field is for the details of the announcement, if applicable)

Attachment(s):- **(please attach the attachments here)**
- No Attachement Found -

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

© 2008 Bursa Malaysia Berhad. All rights reserved.

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	07-Nov-2008 18:51:45
Announcement No.	00141

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaMall Trust - "Distribution Per Unit"
Description	CapitaLand Limited's subsidiary, CapitaMall Trust Management Limited, the manager of CapitaMall Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CMT.DPU.7Nov08.pdf Total size = **68K** (2048K size limit recommended)

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RECEIVED
2008 DEC -5 A
CORPORATE FINANCE

CapitaMall Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 29 October 2001 (as amended))

DISTRIBUTION PER UNIT

Further to the announcement on 21 October 2008, CapitaMall Trust Management Limited, as manager of CapitaMall Trust ("**CMT**" and the manager of CMT, the "**Manager**"), is pleased to announce that the actual quantum of distribution per unit in CMT ("**Unit**") for the period from 1 July 2008 to 30 September 2008 is unchanged from the estimated distributable income of 3.64 cents per Unit, comprising (i) a distribution out of capital of 0.03 cents, (ii) a distribution out of tax-exempt income of 0.01 cent and (iii) a distribution of taxable income of 3.60 cents.

BY ORDER OF THE BOARD
CapitaMall Trust Management Limited
(Company registration no. 200106159R)
As manager of CapitaMall Trust

Kannan Malini
Company Secretary
Singapore
7 November 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by the Manager or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that holders of Units may only deal in their Units through trading on Singapore Exchange Securities Trading Limited (the "**SGX-ST**"). Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CMT is not necessarily indicative of the future performance of CMT.

CAPITALAND LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

PRINCIPAL AND INTEREST PAYMENT RELATING TO FLOATING RATE NOTES SERIES 002 ISSUED UNDER CAPITALAND COMMERCIAL LIMITED'S S$1 BILLION MULTICURRENCY MEDIUM TERM NOTE PROGRAMME

Pursuant to Rule 747(2) of the Listing Manual of the Singapore Exchange Securities Trading Limited, CapitaLand Limited wishes to announce the following principal and interest payment in respect of the S$30 Million Floating Rates Notes Due 2008 issued under the S$1 Billion Multicurrency Medium Term Note Programme of its wholly-owned subsidiary, CapitaLand Commercial Limited:

Principal Amount of Notes	: S$30 Million
Interest Period	: From 12 May 2008 to 10 November 2008
Interest Rate	: 3.19752% per annum
Interest Amount	: S$3,985.95 for the coupon amount of each Note having a principal sum of S$250,000
Payment Date	: 10 November 2008
Paying Agent	: Citicorp Investment Bank (Singapore) Limited 300 Tampines Avenue 5 #09-00 Tampines Junction Singapore 529653

By Order of the Board

Low Sai Choy
Company Secretary
10 November 2008

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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	68233529
Date & Time of Broadcast	10-Nov-2008 17:15:42
Announcement No.	00054

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Response to media queries
Description	In response to various media queries today regarding the Marina Bay Sands integrated resort project, CapitaLand Limited ("CapitaLand") wishes to state that in the present continuing global recessionary environment, it is strategically watching the situation and studying opportunities related to distressed companies or assets, in Singapore and other core markets, that will have a strategic fit with its core business areas. Potential opportunities will be carefully explored and evaluated, ensuring that an acquisition is made only at the right time, right price and when target returns are met given the current difficult economic operating environment. CapitaLand wishes to clarify that no discussion has transpired between itself and Sands.
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Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Low Sai Choy
Designation *	Company Secretary
Date & Time of Broadcast	10-Nov-2008 17:19:22
Announcement No.	00060

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Clarification on Business Times report
Description	CapitaLand Limited ("CapitaLand") refers to the Business Times article dated 10 November 2008, entitled "A chunk of CapitaLand assets may be up for grabs". CapitaLand wishes to state that as part of its active portfolio management, the Group seeks to divest its non-core assets even as it studies acquisition opportunities and enhances its core assets. With reference to the four industrial properties, CapitaLand will look into the possibility of divesting them at the appropriate time, at the right price and when target returns are met. Currently, there is no definitive plan to divest. CapitaLand will make the appropriate announcement if and when there is any material development.
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Nov-2008 17:56:10
Announcement No.	00094

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation Slides - "Balanced Portfolio, Focused Business" to be presented to investors on 11 November 2008 at Morgan Stanley's Asia Pacific Summit 2008 in Singapore
Description	The attached announcement issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.Slides.10Nov08.pdf Total size = **929K** (2048K size limit recommended)

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RECEIVED

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CapitaLand

Balanced Portfolio, Focused Business



Nov 2008

Disclaimer

This presentation may contain forward-looking statements that involve risks and uncertainties. Actual future performance, outcomes and results may differ materially from those expressed in forward-looking statements as a result of a number of risks, uncertainties and assumptions. Representative examples of these factors include (without limitation) general industry and economic conditions, interest rate trends, cost of capital and capital availability, availability of real estate properties, competition from other companies and venues for the sale/distribution of goods and services, shifts in customer demands, customers and partners, changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes and the continued availability of financing in the amounts and the terms necessary to support future business. You are cautioned not to place undue reliance on these forward looking statements, which are based on current view of management on future events.

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CapitaLand



Real Estate
Hospitality
Financial Svcs
Australia
Residential S'pore
China
Retail
Commercial
ILEC
Serviced Residences
Financial
59.3%
100%
100%
100%
100%
100%
100%**
100%
AUSTRALAND
CapitaLand Residential
CapitaLand
CapitaLand Retail
CapitaLand Commercial
CapitaLand ILEC *
THE ASCOTT GROUP
CapitaLand Financial
29.6%
31.0%
47.0%
CapitaMall Trust
CapitaCommercial Trust
ASCOTT RESIDENCE TRUST
REIT & Fund Management
20.6%
19.9%
30.0%
CapitaRetail China Trust
QuillCapita Trust

CapitaLand Group comprises 7 listed Companies with total Market Capitalisation of S$14.9 billion (6 Nov 08)

Other Listed Entities   ** Integrated, Leisure, Entertainment & Conventions*
*** CL completed compulsory acquisition of The Ascott Group on 28 April 2008*

CapitaLand

Content

- **Prepared for Current Environment**
  - Strong and Sound Financials
  - Business Model: Focus on Capital Productivity
  - Balance: Multi-Geography, Multi-Sector
  - Stable Income Stream
  - Creating Value
- **Business Updates**
- **Prospects**

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Prepared for Current Environment



CapitaLand

Well Prepared for Current Environment

- **Pro-active Capital Management over the years**
- **Maintained consistently low Gearing**
  - Resisted calls by market watchers to increase gearing
- **Generated Unusually High Cash Position**
  - Entering difficult environment with high cash position
- **Extended Debt Maturities**
  - Market leading average maturity profile of 4+ years
- **Locked in Fixed Rate for over 80% of debt**
  - Reduced rate volatility
- **Diversified funding sources over the years**
  - Developed strong reputation in credit markets

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Strong Financials

	2Q 2008	3Q 2008	Change
Equity (S$ billion)	12.0	12.3	+ 3%
Cash (S$ billion)	3.4	4.2	+ 24%
Net Debt (S$ billion)	8.2	6.2	- 24%
Net Debt / Equity	0.68	0.51	Reduced
% Fixed Rate Debt	76%	82%	Increased
Avg Debt Maturity (Yr)	4.4	4.5	Increased
Interest Cover Ratio (ICR)	10.3	5.2	Satisfactory
Interest Service Ratio (ISR)	5.6	3.8	Satisfactory

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Financial Performance

(S$ million)	YTD Sep 2007	YTD Sep 2008	Change
Revenue	2,468.4	2,048.6	-17.0%
EBIT	2,802.8	1,978.4	-29.4%
PATMI	2,084.7 *	1,182.2 **	-43.3%
EPS (cents)	74.4	42.0	-43.5%
NTA (S$)	3.31	3.60	8.8%

* Includes unrealised fair value gains of S$650.6m

** Includes unrealised fair value gains of S$286.5m

CapitaLand

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Sound Structures

Comfortable Leverage for 5 REITs and 17 PE Funds

5 REITS	YTD Sep'07 DPU Cents	YTD Sep'08 DPU Cents	DPU Growth %	Debt/Assets Ratio %
CCT	6.37	↑ 8.29	30	0.36
CMT	9.52	↑ 10.64	12	0.43
CRCT	4.92	↑ 5.26	7	0.28
ART	5.58	↑ 7.12	28	0.35
QCT	4.74 sen	↑ 5.30 sen	12	0.26

17 Private Equity Funds*

17 PE Funds "Look Through" Debt to Asset ratio as at 30 Sep'2008

- Gross Debt/Assets ratio was ~ **0.23** including equity bridges
- Excluding equity bridges, the Gross Debt/Assets figure was ~ **0.22**
- Absolute Gross Debt stood at ~ S$1.75 billion
- Cash at Funds level ~S$800 billion
- PE Funds available undrawn commitment ~S$3.1 billion

* This calculation takes (in respect of all the PE Funds) the aggregate of 100% of Gross Debt and 100% of Assets at Fund Projects level and adds any Gross Debt at the Fund Entity regardless of CL's share in the fund or the fund's share in the projects.

Raised >S$5 Bn LT Money From Debt Market

Debt Market

CapitaLand	
Development Loan (Farrer Court)	S$1,996 mil
Convertible Bond	S$1,300 mil
CapitaMall Trust	
Medium Term Notes	S$150 mil
Convertible Bond	S$650 mil
CapitaCommercial Trust	
Convertible Bond	S$370 mil
2-Yr Committed Secured Loan	S$650 mil
Medium Term Notes	S$85 mil
Medium Term Notes	S$250 mil
CapitaRetail China Trust	
Share Placement	S$182 mil
Term Loan	S$100 mil

Raised
>S$5 billion
YTD

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Business Model Focuses on Capital Productivity


Don't Land Bank
Land Purch.
Approvals
Construction
Leasing
Operating
Investment
Market Risk
Liquidity Risk
Completion Risk
Market Risk
Liquidity Risk
Market Risk
Liquidity
Market
Liquidity
Market
Liquidity
Market
Stabilized Assets
HIGHER
VALUE ADDED
REAL
ESTATE
ASSET
VALUE

Recycled Capital

Divested
Over
S$9 billion / attributed
profits of ~S$1.8b

Divestments Past 2 Years

Assets	Date	Divestments S$mil	Assets	Date	Divestments S$mil
Raffles City S'pore	Sept 06	2,085	AIG Tower (HK)	Sept 07	355
CRCT listing	Dec 06	218	Chevron House	Sept 07	366
Samsung Hub	Feb 07	153	Hitachi Tower	Jan 08	403
Hotel Asia	Feb 07	140	Xizhimen Mall, Beijing	Mar 08	341
8 Shenton Way	Mar 07	1,039	1 George Street	Jul 08	1,165
CapitaRetail S'pore	April 07	710	Raffles City China Assets	Aug 08	1,149
Raffles City Bahrain Fund	May 07	197	Menara Citibank (KL)	Aug 08	75
Raffles Hospital	Jun 07	67	Capital Tower Beijing	Sept 08	498
Wilkie Edge	Jul 07	183	Somerset Orchard	Sept 08	100








CapitaLand

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Recycled Capital

Invested
Over
S$4 billion

Investments Past 2 Years

Assets	Date	Attributable Amt S$mil
Silver Tower site	Sept 06	161
Foshan sites	Oct 06	192
Central China stake	Oct 06	220
Raffles City Chengdu	Nov 06	173
Vietnam site	Dec 06	21
Chengdu site	Dec 06	25
Chengdu site	May 07	233
Capitala (Abu Dhabi)	Jun 07	238
Char Yong Gardens site	Jun 07	210

Assets	Date	Attributable Amt S$mil
Farrer Court site	Jun 07	469
Malaysian retail malls	Aug 07	527
Zhabei site	Aug 07	119
Integrated Hub @ Vista Exchange	Sept 07	477
Raffles City Hangzhou	Oct 07	202
Chengdu site	Oct 07	68
Ascott privatization	Dec 07	990
JV: Prestige & AIPL	Feb 08	n.a.
Navi Mumbai	Apr 08	38






CapitaLand

Balance: Multi-Geography, Multi-Sector

SBU: S$26.0 billion



CapitaLand Residential S'pore
$2.0B, 8%
CapitaLand
China Hldgs
$3.4B, 13%
CapitaLand
Commercial
$3.0B,11%
CapitaLand
Retail
$5.1B, 20%
The Ascott Group
$3.5B, 13%
CapitaLand
Financial
$0.3B, 1%
Others^
$8.7B, 34%

Geography: S$23.1billion *



Europe
$1.3B, 5%
China**
$6.4B, 28%
Singapore
$8.1B, 35%
Australia
& NZ
$5.0B, 22%
Asia/GCC***
$2.2B, 10%

** Excluding cash held at Singapore Treasury ** Greater China including Macau & Hong Kong ***Excludes Singapore & China*
^ Includes Corporate Office and Australia

	YTD Sep 2007		YTD Sep 2008	
	S'pore	Overseas	S'pore	Overseas
ASSETS	41%	59%	35%	65%
REVENUE	28%	72%	30%	70%
EBIT	62%	38%	38%	62%

Asset Allocation

Focus on Core Markets


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2001
2002
2003
2004
2005
2006
2007
3Q2008
Europe
6%
7%
7%
12%
7%
6%
5%
5%
Australia & New Zealand
9%
11%
16%
19%
21%
21%
19%
19%
Singapore
Other Asia*
China
6%
7%
7%
9%
18%
23%
25%
25%

* Before 1H2007, includes HK, India, Vietnam, Malaysia, Thailand and Japan
From 1H2007, includes Vietnam, Thailand, Malaysia, GCC, Japan, The Philippines, and Indonesia (HK is part of China from 1H2007)

Stable Income Stream

REITs share of distribution	: S$112 million YTD Sep'08
Fund and Property Management Fees	: S$287 million YTD Sep'08


GCC (1)
• Raffles City Bahrain Fund
Pan-Asian (3)
• Ascott Reit
• IP Property Fund
• CapitaLand AIF
India (1)
• CapitaRetail India Devt Fund
Malaysia (3)
• QCT
• Mezzo Capital
• Malaysia Commercial Development Fund
Japan (2)
• CapitaRetail Japan Fund
• Arc-CapitaLand Residences Japan
Singapore (2)
• CMT
• CCT
China (10)
-created 3 new funds
• CITIC CapitaLand Business Park Fund
• Raffles City China Fund
• CapitaLand China Development Fund II
• CRCT
• CapitaRetail China Development Fund
• CapitaRetail China Devt Fund II
• CapitaRetail China Incubator Fund
• CapitaLand China Development Fund
• CapitaLand China Residential Fund
• Ascott China Fund

CapitaLand

Creating Value

	2004	2005	2006		
EBIT (S$ million)	812.4	860.3	1,814.1	3,824.0	1,978.4
PATMI (S$ million)	305.7	750.5	1,012.7	2,759.3	1,182.2
NAV (S$ per share)	2.13	2.42	2.67	3.54	3.81

Much Stronger Company Than Before

	2000	YTDSep'08
EBIT	S$754m	S$1,978m
Overseas EBIT Contribution	23% (S$173m)	62% (S$1,233m)
No. of Cities	33	>120
Listed REITS & RE Funds	1	22
Assets Under Management	S$265m	S$24.8b
No. of Retail Malls	7	115
Units of Serviced Residences	6,000	22,000
ROE	1.5%	15.2%
Cash	S$879m	S$4.2b
Net Debt / Equity	0.92x	0.51x
Interest Cover Ratio	1.8	5.2

Business Updates



CapitaLand

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CapitaLand Residential Singapore - CRS

Significant part of '08/'09 earnings achieved from strong '06-'07 sales

- No unsold completed units
- To progressively release units at The Wharf Residence and Latitude condominiums for sale
- **OUTLOOK**
  - Buying sentiment to remain cautious
  - Expect low sales volume


Latitude
The Wharf Residence

CapitaLand China Holdings - CCH

Successfully Monetised over S$1.6b in 3Q08

- Divested Capital Tower Beijing, and injected four Raffles City developments into Raffles City China Fund in 3Q08
- Projects in Beijing, Foshan and Chengdu to be launch-ready in 4Q08
- **OUTLOOK**
  - Good leasing demand for Raffles City Beijing (ready 1H'09)
  - CCH will time the release of its residential projects for sale according to market conditions
  - Government recent measures positive for property sector:
    - Mortgage rates lowered to 70% of prime rate and downpayment to 20% for 1st time buyers
    - Transaction fee lowered to 1% from 1.5%
    - Scrap stamp duty temporarily
    - Local government free to set transaction fees



Capital Tower, Beijing



Raffles City Beijing

CapitaLand

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CapitaLand Commercial - CCL

Stable rental income from quality office assets

- Majority of Office properties held by CapitaCommercial Trust (CCT)
- Average passing rent of CCT's portfolio below current market level
- **OUTLOOK**
  - Office rentals could face some downward pressure but mitigated by:
    - Tight overall office supply in the next 2 years
    - CCT enjoys 99% committed occupancy with well spread lease expiries
    - 53% of CCT's gross rental income contributed by top 10 blue-chip tenants with average lease term to expiry of 6.7 years



Average passing rent below market level
$psf
20.00
15.00
10.00
5.00
0.00
18.65
18.80
18.80
16.00
16.10
16.10
5.98
6.75
7.20
1Q 2008
2Q 2008
3Q 2008
CCT Office Portfolio
Prime Office Rent
Grade A Office Rent



CCT's Committed Occupancy Since Inception
98.9%
92.2%
CCT Occupancy Rate
URA Occupancy Index

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CapitaLand Commercial - CCL

Overseas operations will seek opportunistic acquisitions

- Residential launches in Asian growth markets doing well:
  - Vietnam : 750 residential units at The Vista, currently close to fully booked/sold
  - India: >50% of 590 residential units at The Orchard Residency sold
  - Thailand: TCC Capital Land sold over 2,400 homes from 2004 till to-date

- **OUTLOOK**
  - Seek opportunistic acquisitions especially in Vietnam
    - Vietnam portfolio currently accounts for ~1% of Group's assets
    - Pipeline of 4,200 homes in Ho Chi Minh City


The Vista, Ho Chi Minh City


The Royal Residence, Bangkok

CapitaLand

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CapitaLand Retail - CRTL

Rolling out the pipeline

- Contributions from 3 recently acquired Malaysia malls
- Higher management fees from new China malls
- CRCT secured refinancing for US$105m loan facility due in November 2008
- **OUTLOOK**

  Singapore:
  - Resilient suburban retail rents
  - ION Orchard on track to open in Spring 2009 with more than 50% committed leases
  - Integrated Hub at Vista Exchange, one-north commences construction

  China:
  - 27 operational malls with 2 more malls to open by end-2008

  India:
  - First 2 malls to open by 2Q-4Q 2009


Singapore Retail Rental & GDP Quarterly Growth
Retail Rental ($ psf pm)
GDP Growth (Q-o-Q)
GDP Growth (Q-o-Q)
Retail Rent (Orchard Road)
Retail Rent (Suburban Areas)


Integrated Hub @ Vista Exchange


Retail & Entertainment Zone, Integrated Hub

CapitaLand

THE ASCOTT GROUP
A Member of CapitaLand

The Ascott Group - Ascott

To leverage on hospitality and real estate platform

ASCOTT THE RESIDENCE · SOMERSET SERVICED RESIDENCES · Citadines APART'HOTEL

- Overall REVPAU growth remains healthy
- Acquired historic building in Paris for €21.5m
- Management contracts secured in Oct'08
  - Ascott Bahrain (200 units)
  - Ascott Beijing Raffles City (175 units)
- **OUTLOOK**
  - Current financial turmoil likely to have an impact on the hospitality industry
  - However, relative resilience of the extended business stay model coupled with Ascott's geographical diversification should mitigate the impact
  - To stay focused on its strategy and leverage on its hospitality and real estate platforms to grow fee-based revenue and portfolio gains



CapitaLand

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ILEC - GCC

Timely investments in Abu Dhabi and Bahrain

- **CAPITALA: 49/51 JV WITH MUBADALA IN ABU DHABI**
  - Total development ~9,000 homes
  - Phase 1, "Rihan Heights"
    - 854 apartment units & 14 villas
    - About 85% (734 units) booked since Sept 08
    - Average price AED25,000 - AED27,050psm (S$930-S$1,000psf)
    - Estimated handover date 1Q2011
  - Demand in Abu Dhabi underpinned by shortage of 74,000 residential units over the next 2 years



Arzanah, Abu Dhabi

- **RAFFLES CITY BAHRAIN (37% STAKE)**
  - Total development over 600 apartments, 50 villas, 200 serviced residences and 92,000 sqm of retail space
  - Total 115 residential units booked following the private launch in June 08 and public launch at Cityscape Dubai in October 2008
  - Average price of BHD1,750psm (S$650psf)
  - Phased completion from 4Q2010



Raffles City Bahrain

CapitaLand

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CapitaLand Financial - CFL

Growing recurrent fee income

- AUM of S$24.8b on track to surpass 5 years target of S$25b set in 1Q'08
  - Closed 2 funds in 3Q08:
    - Raffles City China Fund (US$1.0bn)
      - Purchased 4 Raffles City-branded integrated developments in Shanghai, Beijing, Chengdu and Hangzhou in China
    - CapitaLand China Development Fund II (US$239.8m)
  - CRCT entered into conditional S&P for acquisition of Phase II of Xizhimen Mall, Beijing, for RMB163.5m
- **OUTLOOK**
  - PE Funds have undrawn committed capital of ~S$3.1bn, cash of ~S$800m and Debt/Asset of ~0.23**
  - REITs to focus on proactive asset management
  - Continue to monitor markets for accretive acquisition opportunities

** Including equity bridges

AUM S$24.8 billion

5 REITS & 17 Private Equity Funds
On track to surpass 5 Yrs target of S$25b set out in 1Q08



S$Billion
30
25
20
15
10
5
0
3.1
6.0
8.5
14.3
17.7
24.8*
7.3
29%
71%
2003
2004
2005
2006
2007
3Q2008
Private Funds
REITS

* AUM is computed based on each REIT's or Fund's beneficial share of total assets.

CapitaLand

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Others – Australand

Timely Recapitalization of Australand's balance sheet

- Australand successfully raised A$461m in 3Q2008
- Pro-forma gearing improved to the lower end of the target range of 35% - 40%
- **OUTLOOK**
  - Market conditions continue to remain challenging
  - Government initiatives to increase first home buyer grants and lower interest rates could provide some stimulus in 2009



Erskine Park Industrial Estate, NSW



East Central, Botany, NSW

CapitaLand

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Prospects



CapitaLand

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Prospects

Strengthening Relative Position in Turbulent Times

- **CapitaLand is well-positioned to ride out the challenges**
  - Good liquidity with cash of S$4.2bn
  - Average debt maturity of 4.5 years
  - Total amount of debts due for the remainder period of 2008 and year 2009 is ~S$360m and ~S$450m
  - Strong balance sheet with a healthy net D/E of 0.51
  - Stable recurrent income stream from REITs distribution and fund management fees etc
- **Refocus on core markets and core businesses**
  - Core Markets: Singapore, China and Australia
  - Core Businesses: Residential, Retail, Commercial, Hospitality and Financial Services
- **Competitive position strengthened**
  - Benefit from flight to quality in capital-constrained environment
  - Seeking out opportunities to make right acquisition at the right price
  - Strong companies with low gearing and financial flexibility will leap-frog weaker competitors

CapitaLand

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Growing Our Real Estate Franchise


Extend Market Leadership
One of Asia's LARGEST Real Estate Company
LEADING Foreign Real Estate Developer In China
LARGEST Retail Mall Owner/ Manager In Asia
LARGEST International Serviced Residence Owner-Operator
LEADING Asia-Based RE Fund & REIT Manager
Enlarge Geographical Footprint
More Than 120 Cities in Over 20 Countries
Leverage on Winning Competencies
Complete Real Estate Value Chain
Seize Opportunities
Asian Growth
Strategic Partnerships
Distressed Assets

CapitaLand

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Thank You



CapitaLand

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Supplementary Slides



CapitaLand

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Singapore Private Residential Market –
Total Potential Supply Pipeline (1998 to 3Q2008)



(units)
60000
50000
40000
30000
20000
10000
0
(1) ~54,000 units in 2000
(2) Dropped by >16,000 units by 2005– rapid adjusted by market
(3) Stabilized at <40,000 units
(4) Currently at <45,000 units
Total Potential Supply (A + B)
(B) Units without Pre-requisites for Sale
(A) Unsold units in the market + Units with Pre-requisites for Sale but Not Launched
36475
40103
43814
48144
50053
48422
44759
25172
30304
34885
38368
36392
32356
28,094
11303
9799
8929
9776
13661
16066
16665
1998
1999
2000
2001
2002
2003
2004
2005
1Q06
2Q06
3Q06
4Q06
1Q07
2Q07
3Q07
4Q07
1Q08
2Q08
3Q08

Source: URA

CapitaLand Presentation *Nov 2008*

CapitaLand

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Singapore Private Residential – Manageable Supply

- Actual completion historically lower than URA forecast
- Residential units completion over next 4 years manageable

URA Forecast vs Actual Completion (2003 – 2007)


URA Forecast (2 Yr forward)
Actual Completed
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
12,895
95%
6,619
13,878
18%
11,799
13,450
55%
8,697
11,920
83%
6,520
12,192
87%
6,513
2003
2004
2005
2006
2007

* Overestimation

Source: URA, UOB Kay Hian

Expected completion of units under construction


16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
-
2,440
10,007
6,049
8,450
4,241
4Q08
2009
2010
2011
2012

Source: URA

CapitaLand

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China Residential

Balanced portfolio across regions



Others*
GFA 0.26m unsold
Yangtze River
Delta (Shanghai)
Total GFA 0.72m
Unsold GFA 0.23m
Bohai Economic
Rim
(Beijing)
GFA 0.56m unsold
Pearl River Delta
(Guangzhou) GFA
0.66m unsold
Southwest China
(Chengdu)
GFA 1.25m unsold
Central China
(Henan)
GFA 2.18m unsold

*Others: Lai Fung Holdings (20%)

Average Annual Supply of 2 mil sq ft (2008 – 2012) is Lower Than Historical Average

Singapore Private Office Space (Central Area) -- Demand & Supply



Remaking of Singapore as global city
Office Space (mil sq ft)
Ave annual supply = 2.4 mil sq ft
Ave annual demand during previous growth phase('93-'97) =2.1 mil sq ft
Post-Asian financial crisis and SARs-weak demand &
Ave annual supply = 2 mil sq ft
Projected annual demand = 1.6 mil sqft (CBRE)
4.0
3.0
2.0
1.0
0.0
-1.0
-2.0
2.7
2.6
2.4
1.5
0.9
Ave annual supply = 1.8 mil sq ft
Ave annual annual demand =1.6 mil sq ft
supply forecast & projected take-up
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
Supply
Demand

Note: Central Area comprises 'The Downtown Core', 'Orchard' and 'Rest of Central Area'
Source: URA, CBRE & CapitaLand Research (July 2008)

CapitaLand

EBIT by Geography

YTD Sep'07 $2.8B vs YTD Sep'08 $2.0B



S$M
1,750
1,500
1,250
1,000
750
500
250
0
1,717
745
715
932
34
48
230
191
108
56
7
Singapore
China*
Asia/GCC**
Aust & NZ
Europe
Others
YTD Sep 07
YTD Sep 08

Region	YTD Sep 2007	YTD Sep 2008
Singapore	61.3%	37.6%
China*	25.5%	47.1%
Asia/GCC**	1.2%	2.4%
Aust & NZ	8.2%	9.7%
Europe	3.8%	2.8%
Others	-	0.4%
Total	100.0%	100.0%

* China including Macau & Hong Kong

**Excludes Singapore and China

EBIT by Strategic Business Units

YTD Sep'07 $2.8B vs YTD Sep'08 $2.0B



$M
1,600
1,400
1,200
1,000
800
600
400
200
0
153
125
304
849
1581
387
170
255
230
94
51
77
314
193
CRS
CCH
CCL
CRTL
Ascott
CFL
Others
YTD Sep 07
YTD Sep 08

SBU	YTD Sep 2007	YTD Sep 2008
CapitaLand Residential S'pore (CRS)	5.5%	6.3%
CapitaLand China Holdings (CCH)	10.8%	42.9%
CapitaLand Commercial (CCL)	56.4%	19.5%
CapitaLand Retail (CRTL)	6.1%	12.9%
The Ascott Group	8.2%	4.7%
CapitaLand Financial (CFL)	1.8%	3.9%
Others *	11.2%	9.8%
Total	100.0%	100.0%

** Includes Corporate Office, Australand and others.*

CapitaLand

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EBIT by SBU – 3Q 2008

S$' Million	3Q 2007	3Q 2008	Better/(Worse) Variance		Remarks
Total EBIT	**758.6**	**691.9**	(66.7)	-8.8%	
CapitaLand Residential S'pore	19.9	**25.1**	5.2	26.2%	Due to profit from sales achieved in 2006 and 2007
CapitaLand China Holdings	97.9	**409.8**	311.9	318.6%	Due to the divestment gains from the sale of Capital Tower Beijing and Raffles City properties in China and FX gains
CapitaLand Commercial	513.4	**68.0**	(445.4)	-86.7%	Due to lower divestment gains
CapitaLand Retail	25.5	**14.0**	(11.5)	-45.0%	Due to unrealised foreign exchange losses, partially mitigated by contribution from the retail malls in Malaysia
The Ascott Group	59.3	**36.3**	(23.0)	-38.7%	Due to absence of divestment gains
CapitaLand Financial	5.9	**34.1**	28.2	478.0%	Due to higher revenue, partially offset by impairment losses made on investments, higher operating expenses and lower share of profit from associates
Others *	36.7	**104.4**	67.7	183.9%	Mainly due to negative goodwill arising from the rights issue by Australand

** Includes Corporate Office, Australand and others.*

EBIT by SBU – YTD Sep 2008

S$' Million	YTD Sep-07	YTD Sep-08	Better/(Worse) Variance		Remarks
Total EBIT	**2,802.8**	**1,978.4**	(824.4)	-29.4%	
CapitaLand Residential S'pore	153.3	**125.0**	(28.3)	-18.5%	Revenue yet to be recognised for The Seafront on Meyer and The Orchard Residences
CapitaLand China Holdings	303.7	**848.8**	545.1	179.5%	Due mainly to the divestment gains from the sale of Capital Tower Beijing, Raffles City China properties and FX gains
CapitaLand Commercial	1,581.5	**386.4**	(1,195.1)	-75.6%	Due to lower divestment and fair value gains
CapitaLand Retail	169.7	**254.7**	85.0	50.1%	Due to higher divestment and fair value gains, net unrealised FX gains and contribution from the retail malls in Malaysia
The Ascott Group	229.7	**93.7**	(136.0)	-59.2%	Due to lower portfolio gains and deconsolidation of ART's results
CapitaLand Financial	51.2	**76.6**	25.4	49.5%	Due to higher revenue, partially offset by impairment losses made on investments, higher operating expenses and lower share of profits from associates
Others *	313.7	**193.3**	(120.4)	-38.4%	Due to provision for foreseeable losses and lower fair value gains from the investment properties held in Australia but partially mitigated by the recognition of negative goodwill arising from Australand's rights issue

** Includes Corporate Office, Australand and others.*

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	10-Nov-2008 19:10:06
Announcement No.	00158

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Amendment to the presentation slides - "Balanced Portfolio, Focused Business" to be presented to investors on 11 November 2008 at Morgan Stanley's Asia Pacific Summit 2008 in Singapore
Description	The attached amended slide no. 8 issued by CapitaLand Limited is for information.
Attachments	CL.Slides.rev.10Nov08.pdf Total size = **48K** (2048K size limit recommended)

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Sound Structures

Comfortable Leverage for 5 REITs and 17 PE Funds

5 REITS	YTD Sep'07 DPU Cents	YTD Sep'08 DPU Cents	DPU Growth %	Debt/Assets Ratio %
CCT	6.37	↑ 8.29	30	0.36
CMT	9.52	↑ 10.64	12	0.43
CRCT	4.92	↑ 5.26	7	0.28
ART	5.58	↑ 7.12	28	0.35
QCT	4.74 sen	↑ 5.30 sen	12	0.26

17 Private Equity Funds*

17 PE Funds "Look Through" Debt to Asset ratio as at 30 Sep'2008

- Gross Debt/Assets ratio was ~ **0.23** including equity bridges
- Excluding equity bridges, the Gross Debt/Assets figure was ~ **0.22**
- Absolute Gross Debt stood at ~ S$1.75 billion
- Cash at Funds level ~S$800 million
- PE Funds available undrawn commitment ~S$3.1 billion

* This calculation takes (in respect of all the PE Funds) the aggregate of 100% of Gross Debt and 100% of Assets at Fund Projects level and adds any Gross Debt at the Fund Entity regardless of CL's share in the fund or the fund's share in the projects.

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CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INCREASE IN ISSUED AND PAID-UP SHARE CAPITAL OF CAPITARETAIL PROPERTY MANAGEMENT INDIA PRIVATE LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaRetail Property Management India Private Limited ("CRPMIPL") has increased its issued and paid-up share capital from Rs.11,000,000 (approximately S$349,000) to Rs.22,000,000 (approximately S$698,000) (the "Share Increase").

The Share Increase was by an allotment and issue of 1,100,000 new equity shares of Rs.10 each to an existing shareholder of CRPMIPL, CapitaLand Retail India Pte. Ltd., an indirect wholly-owned subsidiary of CapitaLand, for a cash consideration of Rs.11,000,000 (approximately S$349,000). The other shareholder of CRPMIPL, CapitaLand Retail Limited, a wholly-owned subsidiary of CapitaLand, did not subscribe for any new equity shares of CRPMIPL.

Following the Share Increase, CapitaLand's interest in CRPMIPL remains at 100% comprising 2,200,000 equity shares of Rs.10 each.

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
17 November 2008

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* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	17-Nov-2008 19:26:13
Announcement No.	00148

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	CapitaRetail China Trust - "Payment of management fee by way of issue of units in CapitaRetail China Trust"
Description	CapitaLand Limited's subsidiary, CapitaRetail China Trust Management Limited, the manager of CapitaRetail China Trust, has today issued an announcement on the above matter, as attached for information.
Attachments	CRCTAnnc.17Nov08.pdf Total size = **72K** (2048K size limit recommended)

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RECEIVED

CapitaRetail China Trust

(Constituted in the Republic of Singapore pursuant to a trust deed dated 23 October 2006 (as amended))

PAYMENT OF MANAGEMENT FEE
BY WAY OF ISSUE OF UNITS IN CAPITARETAIL CHINA TRUST

CapitaRetail China Trust Management Limited, as manager of CapitaRetail China Trust ("**CRCT**" and the manager of CRCT, the "**Manager**"), wishes to announce that 1,019,975 units in CRCT ("**Units**") have been issued to the Manager today as payment of the performance component[1] of the Management Fee (as defined in the Trust Deed) for the period from 1 July 2008 to 30 September 2008. (both dates inclusive).

The 1,019,975 Units have been issued at an issue price of S$0.7115 per Unit. The issue price per Unit for the 1,019,975 Units is the volume weighted average price for a Unit for all trades on Singapore Exchange Securities Trading Limited ("**SGX-ST**") in the ordinary course of trading for the period of ten business days preceding 30 September 2008.

The Units have been issued to the Manager as payment of the performance component of the Management Fee in relation to Xizhimen Mall, Wangjing Mall, Jiulong Mall, Anzhen Mall, Qibao Mall, Xinwu Mall, Saihan Mall and Zhengzhou Mall for the period from 1 July 2008 to 30 September 2008.

This manner of payment of the Management Fee in Units was disclosed in the CRCT initial public offering prospectus dated 29 November 2006.

With the above-mentioned issue of Units, the Manager holds an aggregate of 5,179,372 Units and the total number of Units in issue is 619,045,885.

In relation to the initial public offering of Units, the Sole Financial Adviser was J.P. Morgan (S.E.A) Limited and the Underwriters and Bookrunners were J.P. Morgan (S.E.A) Limited, UBS, acting through its business group, UBS Investment Bank and China International Capital Corporation Limited.

BY ORDER OF THE BOARD

1 Under the deed of trust dated 23 October 2006 constituting CRCT (as amended) (the "**Trust Deed**"), the Manager is entitled to receive for its own account from the Deposited Property (as defined in the Trust Deed), in relation to any Financial Year (as defined in the Trust Deed), the Performance Fee (as defined in the Trust Deed), being a fee equal to a rate of 4.0% per annum (or such lower percentage as may be determined by the Manager in its absolute discretion) of the Net Property Income (as defined in the Trust Deed) of CRCT for each Financial Year (calculated before accounting for the Performance Fee in that Financial Year).

CAPITARETAIL CHINA TRUST MANAGEMENT LIMITED
(Company registration no. 200611176D)
(as Manager of CapitaRetail China Trust)

Kannan Malini
Company Secretary
17 November 2008

Important Notice

The value of Units and the income derived from them may fall as well as rise. Units are not obligations of, deposits in, or guaranteed by, the Manager, or any of its affiliates. An investment in Units is subject to investment risks, including the possible loss of the principal amount invested.

Investors have no right to request the Manager to redeem their Units while the Units are listed. It is intended that Unitholders may only deal in their Units through trading on the SGX-ST. Listing of the Units on the SGX-ST does not guarantee a liquid market for the Units.

The past performance of CRCT is not necessarily indicative of the future performance of CRCT.

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

MCH HOLDINGS (SHANGHAI) PTE LTD
COMPANY IN MEMBERS' VOLUNTARY LIQUIDATION

CapitaLand Limited ("CapitaLand") wishes to announce that MCH Holdings (Shanghai) Pte Ltd ("MCH Holdings"), its dormant indirect wholly-owned subsidiary incorporated in Singapore, has been placed under members' voluntary liquidation.

The voluntary liquidation of MCH Holdings is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
18 November 2008

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF SHARES IN MING ZHU INVESTMENTS (BVI) LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, Ascott Holding (China) Limited ("AHCL"), has entered into a sale and purchase agreement (the "SPA") to sell its entire 100% stake (comprising one ordinary share of US$1) in the share capital of Ming Zhu Investments (BVI) Limited ("MZ BVI") to Ascott Serviced Residence (China) Fund ("Ascott China Fund") (the "Sale"). CapitaLand has a 33% indirect interest in Ascott China Fund.

MZ BVI, through its wholly-owned subsidiaries, Ming Zhu Investments (Hong Kong) Limited ("MZ HK") and Citadines Ming Zhu (Chongqing) Property Co., Ltd. ("MZ CQ"), owns the units located on the 7th to 22nd floors of the building located at No. 108 Minzu Road, Block B Hejing Building, Yuzhong District, Chongqing, the PRC (the "Property"). The Property is currently being renovated. Upon completion of the renovation, the Property will be operated as a "Somerset" serviced residence and managed by Ascott Property Management (Shanghai) Co., Ltd., an indirect wholly-owned subsidiary of CapitaLand.

The aggregate cash consideration for the Sale (the "Consideration") is US$15.5 million (approximately S$22.8 million), subject to post-completion adjustment. The Consideration was arrived at on a willing-buyer willing-seller basis, taking into account, amongst other factors:

(a) the adjusted revalued net asset value of MZ BVI of approximately US$2.3 million (approximately S$3.3 million), which has taken into consideration the open market valuation of the Property by Knight Frank Petty Limited (commissioned by AHCL) at RMB135.5 million (approximately S$29.2 million) as at 1 October 2008; and

(b) the assignment to Ascott China Fund of a loan of US$13.3 million (approximately S$19.5 million) which is owing from MZ BVI to AHCL.

In accordance with the terms of the SPA, 30% of the Consideration has been paid by Ascott China Fund as deposit upon execution of the SPA. The balance 70% of the Consideration will be paid upon the completion of the Sale.

The completion of the Sale is expected to take place by end of 2008 and is subject to, inter alia, satisfactory due diligence and necessary approvals and consents to be obtained (the "Completion"). Upon Completion, MZ BVI, MZ HK and MZ CQ will cease to be indirect subsidiaries of CapitaLand.

The Sale is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Sale.

By Order of the Board

Low Sai Choy
Company Secretary
21 November 2008

82 - 4507

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	22-Nov-2008 10:13:09
Announcement No.	00003

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	CapitaCommercial Trust - "Response to News Article by Reuters"
Description	CapitaLand Limited's subsidiary, CapitaCommercial Trust Management Limited, the manager of CapitaCommercial Trust, had on 21 November 2008 issued an announcement on the above matter, as attached for information.
Attachments	CCT.annc.211108.pdf Total size = **54K** (2048K size limit recommended)

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RECEIVED
2008 DEC -5 A 11:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITACOMMERCIAL TRUST
Company Registration No.	N.A.
Announcement submitted on behalf of	CAPITACOMMERCIAL TRUST ("CCT")
Announcement is submitted with respect to *	CAPITACOMMERCIAL TRUST
Announcement is submitted by *	Michelle Koh
Designation *	Company Secretary, CapitaCommercial Trust Management Limited (As manager of CCT)
Date & Time of Broadcast	21-Nov-2008 21:47:25
Announcement No.	00163

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Response to News Article by Reuters
Description	Response to the news article by Reuters dated 21 November 2008, titled "Four get verbal mandate for S$580 million CapitaCommercial Trust refinancing". CapitaCommercial Trust Management Limited ("CCTML"), the manager of CapitaCommercial Trust ("CCT"), wishes to clarify that as disclosed in CCT's third quarter 2008 results press release, CCTML is pursuing its refinancing needs with several financial institutions. As and when the refinancing is finalised, the necessary announcements will be made.
Attachments	Total size = **0** (2048K size limit recommended)

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CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

DISSOLUTION OF INDIRECT WHOLLY-OWNED SUBSIDIARIES
(I) BRIMITTY PTE LTD
(II) HUTENG INVESTMENT (SHANGHAI) PTE LTD
(III) PRASIOLITE PTE LTD

Further to its announcements dated 3 September 2007 and 27 December 2007, CapitaLand Limited ("CapitaLand") wishes to announce that the following indirect wholly-owned subsidiaries incorporated in Singapore, which had been placed under members' voluntary liquidation, have been dissolved.

(I) Brimitty Pte Ltd
(II) Huteng Investment (Shanghai) Pte Ltd
(III) Prasiolite Pte Ltd

The dissolution of the above companies is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transactions.

By Order of the Board

Ng Chooi Peng
Assistant Company Secretary
26 November 2008

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CAPITALAND LIMITED
Company Registration No.	198900036N
Announcement submitted on behalf of	CAPITALAND LIMITED
Announcement is submitted with respect to *	CAPITALAND LIMITED
Announcement is submitted by *	Ng Chooi Peng
Designation *	Assistant Company Secretary
Date & Time of Broadcast	27-Nov-2008 12:47:34
Announcement No.	00025

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	News Release - Ascott garners seven awards in China in three weeks
Description	The attached news release issued by CapitaLand Limited on the above matter is for information.
Attachments	CL.Ascott.NewsRelease.27Nov08.pdf Total size = **280K** (2048K size limit recommended)

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THE ASCOTT GROUP

A Member of CapitaLand

THE ASCOTT GROUP LIMITED
(Regn. No: 197900881N)
No 8 Shenton Way #13-01
Singapore 068811

Telephone
(65) 6220 8222

Facsimile
(65) 6227 2220

www.theascottgroup.com

SINGAPORE
AUSTRALIA
BAHRAIN
BELGIUM
CHINA
FRANCE
GEORGIA
GERMANY
INDIA
INDONESIA
JAPAN
KAZAKHSTAN
MALAYSIA
PHILIPPINES
QATAR
RUSSIA
SOUTH KOREA
SPAIN
THAILAND
UNITED ARAB EMIRATES
UNITED KINGDOM
VIETNAM

For Immediate Release

NEWS RELEASE

ASCOTT GARNERS SEVEN AWARDS IN CHINA IN THREE WEEKS
To date 12 awards in China for brand and operational excellence

Singapore, 27 November 2008 – CapitaLand's wholly-owned serviced residence unit, The Ascott Group (Ascott), has garnered seven awards for brand and operational excellence in China within a short span of three weeks. The accolades were from leading travel and business publications and trade bodies, namely Business Traveller China magazine, TravelWeekly China and 2008 Asia Hotel Leaders Summit.

For the fourth year running, The Ascott Group's flagship brand, 'Ascott The Residence', was voted the 'Best Serviced Residence Brand' in China by readers of Business Traveller China. The Group's 'Citadines Apart'hotel' also came in second runner-up in the same category. This is the first time 'Citadines Apart'hotel' is recognised for brand excellence since Ascott introduced the Citadines brand in China in 2006. And for the third consecutive year, Ascott was chosen the 'Best Serviced Residence Group in China' by readers of TravelWeekly China.

Ascott's operations in China also received four other awards at the inaugural 2008 Asia Hotel Leaders Summit held in Hong Kong. Ascott Guangzhou was awarded 'Best International Serviced Residence Brand', while Somerset Grand Fortune Garden, Beijing was awarded 'Best Apartment Hotel Brand'. The two properties' Residence Managers, Ms Mae Ng and Mr Mike Yan, were also recognised for their management skills.

Mr Gerald Lee, CEO of Ascott Hospitality, the hospitality management arm of The Ascott Group, said: "These seven awards recognise the strong reputation Ascott has built over the Group's decade-long presence in China. From our first serviced residence in Tianjin, we expanded extensively and are now the largest international serviced residence operator in China. Today, we have a portfolio of over 20 properties in more than ten cities. These awards bring our total accolades received in China this year to 12, capping a fruitful year for Ascott in China. We will continue to strengthen our position in China's key cities and expand our presence in the burgeoning secondary cities like Chongqing, Dalian and Suzhou."

Ms Peggy Teo, Group Publisher of Business Traveller China magazine, said: "In challenging times such as ours, value has become more than ever paramount to business travellers. Serviced residence providers such as The Ascott Group have long realised this and have been at the forefront of providing that welcome touch of home for those on the road, as well as

offering a raft of extra services that continue to comfort and delight customers. Going the added mile is all in a day's work for this chain."

"Ascott is the leading serviced residence brand. It has maintained excellent product and service standards so it comes as no surprise that it should clinch the TravelWeekly China Award for 'Best Serviced Residence Group in China'. The win, with strong endorsement from the travel trade, is testament to the fact that Ascott is the premium brand in China," added Mr Tis Perera, Associate Publisher of TravelWeekly China.

The other awards Ascott won in China this year include 'Best Serviced Residence Operator in China' by readers of TTG and 'The Best International Hotel Management Group of China' at the China Hotel Starlight Awards.

About Business Traveller China Awards

Business Traveller magazine is one of the world's leading travel publications, with 10 different editions including the United Kingdom, Asia Pacific and China. The different editions of the magazine run annual polls of its readers who are frequent travellers not just within the region, but around the world. The awards recognise the best in the travel industry.

About TravelWeekly China Awards

The annual TravelWeekly China Awards recognise the most outstanding performers in China's travel industry. The award selection process starts with nominations by TravelWeekly China's panel of judges from the tourism industry. The winners from each category are then selected based on the total number of votes by the magazine's readers.

About Asia Hotel Leaders Summit Awards

The inaugural Asia Hotel Leaders Summit award ceremony was organised by China's tourism bodies and industry players. The event was held together with a two-day hotel leaders' conference to discuss Asian hotel developments and issues. Ascott was the only international serviced residence operator to receive awards at the Summit.

About The Ascott Group

The Ascott Group is the world's largest international serviced residence owner-operator with about 18,000 operating serviced residence units in key cities of Asia Pacific, Europe and the Gulf region, as well as more than 6,000 units which are under development, making a total of over 24,000 units.

The Group operates three brands – Ascott, Somerset and Citadines. Its portfolio spans 66 cities in 22 countries, 15 of which are new cities in Ascott's portfolio where its serviced residences are being developed.

The Ascott Group is headquartered in Singapore. It is a wholly-owned subsidiary of CapitaLand Limited. It pioneered Asia Pacific's first branded luxury serviced residence in 1984. It also established the world's first pan-Asian serviced residence real estate

investment trust, Ascott Residence Trust in 2006. Today, the Group boasts a 24-year industry track record and serviced residence brands that enjoy recognition worldwide.

Recent awards include TTG Travel Awards 2008 'Best Serviced Residence Operator', Business Traveller UK Awards 2008 'Best Serviced Residence Company', Business Traveller Asia Pacific Awards 2008 'Best Serviced Residence Brand' and 'Best Serviced Residence', TravelWeekly (Asia) Industry Awards 2008 'Best Serviced Residence (Group)', and DestinAsian Readers' Choice Awards 2008 'Best Serviced Apartment/Residence Operator'.

About CapitaLand Group

CapitaLand is one of Asia's largest real estate companies. Headquartered and listed in Singapore, the multinational company's core businesses in real estate, hospitality and real estate financial services are focused in growth cities in Asia Pacific, Europe and the Gulf Cooperation Council (GCC) countries.

The company's real estate and hospitality portfolio spans more than 120 cities in over 20 countries. CapitaLand also leverages on its significant asset base, real estate domain knowledge, financial skills and extensive market network to develop real estate financial products and services in Singapore and the region.

The listed subsidiaries and associates of CapitaLand include Australand, CapitaMall Trust, CapitaCommercial Trust, Ascott Residence Trust and CapitaRetail China Trust.

Issued by :The Ascott Group Limited Website: www.theascottgroup.com
8 Shenton Way, #13-01, Singapore 068811

For more information, please contact:

Joan Tan, Senior Manager, Corporate Communications
Tel: (65) 6500 3401 HP: (65) 9743 9503 Email: joan.tan@the-ascott.com

Foo Siew Shyan, Assistant Manager, Corporate Communications
Tel: (65) 6500 3404 HP: (65) 9848 8929 Email: foo.siewshyan@the-ascott.com

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

INVERFIN SDN. BHD.

Further to its announcement of 29 August 2008, CapitaLand Limited ("CapitaLand") wishes to announce that completion of the sale by CapitaLand and the other shareholders (collectively the "Vendors") of their respective shareholdings in Inverfin Sdn Bhd ("Inverfin"), which owns the office building in Kuala Lumpur known as Menara Citibank, has not taken place as the balance purchase price has not been paid by IOI Corporation Berhad (the "Purchaser") on the completion date for the transaction.

Consequently, the sale and purchase agreement has been terminated and pursuant to the termination, the entire deposit paid by the Purchaser, amounting to RM73,362,600 (approximately S$31.2 million) has been forfeited in favour of the Vendors, of which CapitaLand's portion is RM22,008,780 (approximately S$9.3 million) corresponding to its 30% equity stake in Inverfin.

Had the transaction proceeded to completion, CapitaLand would have recognised a gain of approximately S$22.1 million. This would have had no material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

The termination of the transaction will result in a gain of approximately S$9.3 million due to the forfeiture of the deposit. This would have had no material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

By Order of the Board

Low Sai Choy
Company Secretary
27 November 2008

82 - 4507

RECEIVED
2008 DEC -5 A 1:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CapitaLand

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

SALE OF THE ENTIRE STAKE IN MORIMOTO ASSET MANAGEMENT CO., LTD.

CapitaLand Limited ("CapitaLand") wishes to announce that its indirect wholly-owned subsidiary, CapitaLand Japan Kabushiki Kaisha ("CJKK") has accepted the offer from Daiwa House Industry Co., Ltd. ("Daiwa House") to purchase CJKK's entire stake of 33.4% (comprising 4,008 ordinary shares) (the "Sale Shares") in Morimoto Asset Management Co., Ltd. ("MMAM") (the "Sale").

MMAM is the asset manager of BLife Investment Corporation, a real estate investment trust listed on the main board of Tokyo Stock Exchange. Daiwa House is a party unrelated to CapitaLand.

The cash consideration (the "Consideration") for the Sale Shares of JPY200.4 million (approximately S$3.0 million) was arrived at on a willing-buyer willing-seller basis. CapitaLand's share of net tangible asset value of MMAM based on its management accounts as of 31 October 2008 is approximately S$2.1 million.

The completion of the Sale (the "Completion") is subject to the execution of a formal sale and purchase agreement and full payment of the Consideration by Daiwa House on or before 19 December 2008. Upon Completion, MMAM will cease to be an indirect associated company of CapitaLand.

The Sale is not expected to have any material impact on the net tangible asset or the earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the Sale.

By Order of the Board

Low Sai Choy
Company Secretary
27 November 2008

CAPITALAND LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No.: 198900036N

ANNOUNCEMENT

ESTABLISHMENT OF INDIRECT WHOLLY-OWNED SUBSIDIARY KEISHA LIMITED

CapitaLand Limited ("CapitaLand") wishes to announce the establishment of the following indirect wholly-owned subsidiary incorporated in the Cayman Islands:

Name	:	Keisha Limited
Principal Activity	:	Investment Holding
Authorised Share Capital	:	US$50,000 divided into 50,000 shares of US$1 each
Issued and Paid-up Share Capital	:	US$1

The above transaction is not expected to have any material impact on the net tangible assets or earnings per share of the CapitaLand Group for the financial year ending 31 December 2008.

None of the Directors or the controlling shareholder of CapitaLand has any interest, direct or indirect, in the above transaction.

By Order of the Board

Low Sai Choy
Company Secretary
28 November 2008

END

[redacted]

08006152

FPC Exemption No. (82-836)

RECEIVED

2008 DEC -5 A 1:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notice relating to:-

> **Filing made by Indofood Agri Resources Limited ("Indo Agri"), to the Singapore Stock Exchange, in relation to Indo Agri's announcement on Proposed Acquisition of PT Tani Musi Persada, PT Tani Andalas Sejahtera and PT Sumatra Agri Sejahtera by Indo Agri's listed subsidiary, PT Perusahaan Perkebunan London Sumatra Indonesia Tbk.**

Dated this the 21st Day of November, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

PROCESSED
DEC 09 2008
THOMSON REUTERS